                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                             ---------------------



                                 SCHEDULE 13G
                                (Rule 13d-102)
                                Amendment No. 4


                 Information to be included in statements filed
                     pursuant to Rules 13d-1(b) and (c) and
                 amendments thereto filed pursuant to 13d-2(b)


                                AVT CORPORATION
                                ---------------
                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                         ----------------------------
                        (Title of Class of Securities)

                                  0328M 10 5
                                  ----------
                     (CUSIP Number of Class of Securities)


                               Page 1 of 8 Pages
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  CUSIP NO. 03828M 10 5        SCHEDULE 13G              Page 2 of 8 Pages
           ------------       Amendment No. 4


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gull Industries, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,635,657

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,635,657

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,635,657
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.96%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

  CUSIP NO. 03828M 10 5       SCHEDULE 13G               Page 3 of 8 Pages
            -----------      Amendment No. 4


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William L. True

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            19,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,635,657
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             19,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,635,657
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,655,157
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      13.11%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 8 Pages
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Item 1(a).  Name of Issuer.

     This Schedule 13G relates to AVT Corporation, a Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Gull Industries, Inc. and William L. True

Item 2(b).  Address of Principal Business Office.

     The business address of the reporting person is 3403 4th Avenue South, Seattle, Washington 98124.

Item 2(c).  Citizenship.

     Gull Industries, Inc. is a corporation organized under the laws of the State of Washington

     Mr. True is a United States citizen.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 03828M 10 5.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

   (a) [_]  Broker or dealer registered under Section 15 of the Act,

   (b) [_]  Bank as defined in Section 3(a)(6) of the Act,

   (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act,


                               Page 4 of 8 Pages

   (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

   (e) [_] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

   (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

   (g) [_]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

   (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                Not applicable.

Item 4.  Ownership.

     The following describes the ownership of Common Stock by Gull Industries, Inc. as of December 31, 1998:

     I.  Gull Industries, Inc.:
         ---------------------

     (a)  Amount beneficially owned:  1,635,657/1/

     (b)  Percent of class:  12.96%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:  0

          (ii)   Shared power to vote or to direct the vote:  1,635,657

          (iii)  Sole power to dispose or to direct the disposition of:  0

          (iv)   Shared power to dispose or to direct the disposition of:
                 1,635,657


--------------------------
     /1/ Gull Industries, Inc. directly holds these shares and shares dispositive and voting power with Mr. True.

                               Page 5 of 8 Pages

     The following describes the ownership of Common Stock by William L. True as of December 31, 1998:

     II.  William L. True
          ---------------

     (a)  Amount beneficially owned:  1,655,157/2/

     (b)  Percent of class:  13.11%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:  19,500

          (ii)   Shared power to vote or to direct the vote:  1,635,657

          (iii)  Sole power to dispose or to direct the disposition of:  19,500

          (iv)   Shared power to dispose or to direct the disposition of:
                 1,635,657

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.



------------------------
     /2/ Mr. True, Chairman of the Board of Gull Industries, Inc., indirectly holds these shares and shares dispositive and voting power with Gull Industries, Inc. Also included in the above amount are 19,500 common shares issuable upon exercise of stock options that are currently exercisable, over which shares Mr. True has sole dispositive and voting power.


                               Page 6 of 8 Pages

Item 10.  Certification.

     Not applicable.






                               Page 7 of 8 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 1, 1999.

                                     GULL INDUSTRIES, INC.


                                     By  /s/ William L. True
                                       -------------------------
                                       William L. True, Chairman



                                         /s/ William L. True
                                       -------------------------
                                       William L. True



                               Page 8 of 8 Pages